UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-13232
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below.
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
401(k) RETIREMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

Financial Statements and Schedule

Apartment Investment and Management Company 401(k) Retirement Plan

Year Ended December 31, 2009

Report of Independent Registered Accounting Firm
Benefits Committee
Apartment Investment and Management Company
We have audited the accompanying statements of net assets available for benefits of Apartment Investment and Management Company 401(k) Retirement Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Denver, Colorado
June 28, 2010

Apartment Investment and Management Company 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets:
Investments, at fair value	$77,975,875	$70,072,963
Contributions receivable:
Participant	173,059	175,560
Employer	—	97,292

Total contributions receivable	173,059	272,852
Dividends receivable	17,615	324,299
Other assets	119,319	—

Total assets	78,285,868	70,670,114

Other liabilities	30,836	—

Total liabilities	30,836	—

Net assets reflecting investments at fair value	78,255,032	70,670,114
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in a common/collective trust	139,116	464,862

Net assets available for benefits	$78,394,148	$71,134,976

See accompanying notes.

Apartment Investment and Management Company 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions/(deductions):
Contributions:
Participant	$6,437,177
Employer	473,845
Rollover	194,624

7,105,646

Investment income:
Interest and dividend income	1,454,213
Net appreciation in fair value of investments	12,996,008

14,450,221

Benefit payments	(14,234,506)
Administrative expenses	(62,189)

Net increase in net assets available for benefits	7,259,172
Net assets available for benefits at the beginning of the year	71,134,976

Net assets available for benefits at the end of the year	$78,394,148

See accompanying notes.

Apartment Investment and Management Company 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan
The following description of the Apartment Investment and Management Company 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan covering all employees of Apartment Investment and Management Company (the “Company” or “AIMCO”) who have completed 30 days of service and are age 18 or older, except Puerto Rico employees, who are not eligible to participate in the Plan, and certain employees covered by collective bargaining agreements who are not eligible to participate in the Plan, unless such collective bargaining agreement provides for the inclusion of such employees as participants in the Plan. The Plan is administered by Fidelity Investments Retirement Services Company and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Each year, participants may contribute to the Plan, on a pretax basis, up to 50% of their eligible compensation, or $16,500 (for 2009), whichever is less. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. On December 31, 2008, the Company suspended employer matching contributions effective January 29, 2009. Prior to the suspension, the Company made matching contributions in the following manner: (1) a 100% match on participant contributions to the extent of the first 3% of the participant’s eligible compensation; and (2) a 50% match on participant contributions to the extent of the next 2% of the participant’s eligible compensation. The Company may reinstate employer matching contributions at any time.
Each participant’s account is credited with the participant’s contributions, Company matching contributions and earnings from the fund(s) elected by the participant. The benefit to which a participant is entitled is their vested account balance at the time of distribution.
Participants are immediately vested in their voluntary contributions. The Company’s matching contributions made on or after January 1, 2004 vest immediately. Matching contributions made prior to January 1, 2004 vested fully after three years of service. Participants forfeit any unvested matching contributions upon the earlier of a distribution following termination of employment or five years from their break-in-service date, exclusive of any subsequent periods of qualifying re-employment. Following the Company’s instruction for the administrator to transfer the forfeited portion of a participant’s account into a forfeitures account, the Company may use any balances in the forfeitures account to reduce the next employer contribution or pay expenses of the Plan. During the year ended December 31, 2009, $62,189 of forfeited unvested participant balances were used to pay administrative expenses. For the year ended December 31, 2009, at the Company’s instruction, the administrator transferred forfeited balances of terminated participants’ unvested accounts totaling $13,734 into the forfeitures account. At December 31, 2009 and 2008, Plan assets totaling $2,302 and $39,702, respectively, were available to reduce employer contributions or pay administrative expenses in the future.
Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000 reduced by the highest outstanding loan balance for the preceding year or 50% of the value of the vested interest in the participant’s account. Three loans may be outstanding at any time; however, only one new loan is permitted during any twelve-month period.
On termination of service or upon death, disability or retirement, a participant may elect to receive a distribution equal to the vested value of his or her account, which will be paid out as soon as administratively possible.
Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of his or her account.

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting. Benefits to participants are recorded when paid.
Investments
Investments other than participant loans and the common/collective trust fund are valued at fair value. The participant loans are valued at their outstanding balances, which approximate fair value.
The Plan invests in the Fidelity Management Trust Company Managed Income Portfolio Fund, which is a common/collective trust designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. Investments in the common/collective trust fund are recorded at fair value.
As described in FASB Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting—Defined Contribution Pension Plans, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the investments in the Fidelity Management Trust Company Managed Income Portfolio Fund at fair value within the investments balances, and then include an adjustment to reconcile the fair value of such investments to their contract value for purposes of reporting net assets available for benefits. The fair value of the Plan’s interest in the Fidelity Management Trust Company Managed Income Portfolio Fund is based on information about the fund’s net asset value reported by Fidelity Management Trust Company. The contract value of the Fidelity Management Trust Company Managed Income Portfolio Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.
Income Tax Status
The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the “Code”) and therefore the related trust is tax-exempt. In accordance with Revenue Procedures 2010-6 and 2005-16, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Plan Expenses
The Company pays certain expenses necessary to administer the Plan primarily through forfeited balances of terminated participants’ accounts. If the forfeiture balance is less than administrative expenses, the deficiency will be paid by the Company.
Party-in-Interest Transactions
Certain Plan investments in mutual funds and a common collective trust are managed by Fidelity. Fidelity also serves as the trustee of the Plan and, therefore, Plan transactions involving these mutual funds and the common/collective trust qualify as party-in-interest transactions under ERISA and the Code. Additionally, a portion of the Plan’s assets are invested in AIMCO common stock. Because the Company is the Plan sponsor, Plan transactions involving AIMCO common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.
Recently Issued Accounting Standards
In April 2009, the FASB issued Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”). FSP 157-4 amended Statement of Financial Accounting Standards No. 157 (which is codified in ASC Topic 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC Topic 820. The Company adopted the guidance in FSP 157-4 for the Plan’s year ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2009-12”). ASU 2009-12 amended ASC Topic 820 to allow entities to use net asset value (“NAV”) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the NAV is calculated in a manner consistent with investment company accounting. The Company adopted the guidance in ASU 2009-12 for the Plan’s year ended December 31, 2009. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 amended ASC Topic 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until reporting periods beginning after December 15, 2010, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. The Company does not anticipate adoption of the provisions of ASU 2010-06 will have a significant effect on the Plan’s financial statements.
3. Fair Value Measurements
GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, includes a valuation hierarchy that prioritizes the information used in developing fair value estimates and requires disclosure of fair value measurements by level within this hierarchy. When determining the fair value measurements for assets required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset, such as inherent risk, transfer restrictions, and risk of nonperformance. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable data (Level 3 measurements), such as the reporting entity’s own data.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and includes three levels defined as follows:

Level 1 —	Unadjusted quoted prices for identical and unrestricted assets or liabilities in active markets

Level 2 —	Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument

Level 3 —	Unobservable inputs that are significant to the fair value measurement
Investments measured at fair value on a recurring basis consisted of the following classes of investments as of December 31, 2009 and 2008:

	December 31,
	2009	2008
Level 1:
AIMCO common stock	$2,688,044	$1,882,168
Mutual funds:
Blended investments	15,050,943	12,087,828
Fixed income	6,353,376	6,017,602
Money market	6,760,400	7,382,560
Stock investments:
Large Cap	21,575,489	19,149,280
Mid — Cap	2,927,058	2,067,264
Small Cap	5,418,461	3,767,139
International	4,833,656	3,926,173
Specialty (Real Estate)	2,007,898	1,667,529

Total Level 1	67,615,325	57,947,543

Level 2:
Common/collective trust fund	7,481,294	8,617,801

Level 3:
Participant loans	2,879,256	3,507,619

Total investments	$77,975,875	$70,072,963

The valuation methodologies used to measure the fair values of common stock and mutual funds use quoted market prices from active markets. The fair value of the common/collective trust fund has been estimated based on the fund’s NAV provided by Fidelity Management Trust Company, which is based on the fair value of the underlying investment contracts in the fund. The fair value of the common/collective trust fund was determined based on valuation techniques that use observable inputs classified within Level 1 and Level 2 of the valuation hierarchy. The Plan has classified the common/collective trust fund within Level 2 of the valuation hierarchy based on the significance of the Level 2 inputs to the valuation. Participant loans, all of which are secured by vested account balances of borrowing participants, are valued at cost plus accrued interest, which approximates fair value. Inputs to the valuation of the participants’ loans are primarily unobservable and accordingly the participant loans are classified with Level 3 of the valuation hierarchy.

The table below is a summary of changes in the fair value of the Plan’s assets classified within Level 3 of the fair value hierarchy during the year ended December 31, 2009:

Participant
Loans
Balance as of December 31, 2008	$3,507,619
Issuances, repayments and settlements, net	(628,363)

Balance as of December 31, 2009	$2,879,256

4. Investments
The Plan’s investments are held in trust by Fidelity Management Trust Company, the trustee of the Plan. The Plan’s investments in the various funds (including investments bought, sold, and held during the year) appreciated in fair value for the year ended December 31, 2009, as presented in the following table:

Net Realized
and
Unrealized
Appreciation
in Fair Value
During Year

Investments in mutual funds	$11,887,457
Investments in common stock	1,108,551

Total	$12,996,008

The AIMCO Stock Fund is valued on a unitized basis and holds AIMCO common stock and cash. Unitization of the fund allows for daily trades and the value of a unit reflects the combined value of the AIMCO common stock and cash investments held by the fund. At December 31, 2009 and 2008, this fund held 168,847 shares and 158,161 shares of AIMCO common stock with a market value of approximately $2.7 million and $1.8 million, respectively. At December 31, 2009, this fund had approximately $17,600 of accrued dividends, which were paid in February 2010, in cash. At December 31, 2008, this fund had approximately $0.3 million of accrued dividends, which were paid in January 2009, partially in cash and partially through the issuance of additional shares of AIMCO common stock. The accrued dividends are presented as dividends receivable in the accompanying statements of net assets available for benefits.
The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2009	2008
Fidelity Investment Mutual Funds:
Growth Company Fund	$6,924,737	$5,635,995
Money Market Trust Retirement Money Market Portfolio	6,760,400	7,382,560
Diversified International Fund	4,833,656	3,926,173
Disciplined Equity Fund	8,441,823	7,752,690

Other investment funds:
Pacific Investment Management Company Total Return Fund — Administrative Class	4,485,617	4,352,449
BlackRock Large Cap Value Fund — Institutional Class	4,182,357	4,090,228

Fidelity Management Trust Company Common/Collective Trust Fund:
Managed Income Portfolio Fund (1)	7,481,294	8,617,801

(1)	At December 31, 2009 and 2008, the contract value of the Plan’s investments in the common/collective trust fund was $7,620,410 and $9,082,663, respectively.

5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to net assets per the Plan’s Form 5500:

	December 31,	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$78,394,148	$71,134,976
Less: Adjustment from contract value to fair value	(139,116)	(464,862)
Less: Benefits payable	(1,823)	(39,507)

Net assets per the Form 5500	$78,253,209	$70,630,607

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Plan’s Form 5500:

December 31,
2009
Net increase in net assets per the financial statements	$7,259,172
Plus: Net change in contract value to fair value adjustment	325,746
Plus: Net change in benefits payable	37,684

Net increase in net assets per Form 5500	$7,622,602

Apartment Investment and Management Company 401(k) Retirement Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009
EIN: 84-1259577
Plan Number: 002

	Description of Investment, including
	Maturity Date, Rate of Interest,	Current
Identity of Issue, Borrower, Lessor or Similar Party	Collateral, Par or Maturity Value	Value

Common stock:
*AIMCO Stock Fund (1)	200,181 shares	$2,688,044

*Fidelity Investment Mutual Funds:
Growth Company Fund	100,388 shares	6,924,737
Fidelity Real Estate Fund	99,598 shares	2,007,898
Asset Manager Fund	214,546 shares	2,971,465
Disciplined Equity Fund	401,800 shares	8,441,823
Low Priced Stock Fund	91,642 shares	2,927,058
Diversified International Fund	172,631 shares	4,833,656
Fidelity Small Cap Stock Fund	125,672 shares	2,003,218
Fidelity Freedom Income Fund	27,178 shares	291,891
Fidelity Freedom 2000 Fund	30,882 shares	350,509
Fidelity Freedom 2010 Fund	135,586 shares	1,696,183
Fidelity Freedom 2020 Fund	267,184 shares	3,353,159
Fidelity Freedom 2030 Fund	270,111 shares	3,346,678
Fidelity Freedom 2040 Fund	420,963 shares	3,014,098
Fidelity Freedom 2050 Fund	3,229 shares	26,960
Money Market Trust Retirement Money Market Portfolio	6,760,400 shares	6,760,400
Spartan US Equity Index Fund	51,397 shares	2,026,572

*Fidelity Management Trust Company
Common/Collective Trust Fund:
Managed Income Portfolio Fund	7,620,410 shares	7,481,294

Other investment funds:
Pacific Investment Management Company Total Return Fund — Administrative Class	415,335 shares	4,485,617
Pacific Investment Management Company Real Return Fund — Institutional Class	173,101 shares	1,867,759
Vanguard Explorer Fund	42,415 shares	2,260,742
American Beacon Small Cap Value Fund	74,484 shares	1,154,501
BlackRock Large Cap Value Fund — Institutional Class	308,889 shares	4,182,357

*Participant loans	Interest rates range from 5.25% to 10.25% with various maturities	2,879,256

		$77,975,875

*	Indicates a party-in-interest to the Plan

(1)
The AIMCO Stock Fund is a unitized fund and holds AIMCO common stock and cash. At December 31, 2009, this fund held 168,847 shares of AIMCO common stock with a market value of approximately $2.7 million.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 28, 2010

APARTMENT INVESTMENT AND MANAGEMENT COMPANY 401(k) RETIREMENT PLAN
By:	/s/ JENNIFER JOHNSON
Jennifer Johnson
Senior Vice President, Human Resources

By:	/s/ ERNEST M. FREEDMAN
Ernest M. Freedman
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.

23.1	Consent of Ernst & Young LLP